Exhibit 3.1

Amendment to

the Amended and Restated Articles of Incorporation

of C-COR Incorporated

The Amended and Restated Articles of Incorporation, as amended, shall be further amended to add a new Section 5(c) to read in its entirety as follows:

5(c) Uncertificated Shares. Any or all classes and series of shares, or any part thereof, may be represented by certificates or may be uncertificated shares, provided, however, that any shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.